EXHIBIT G


                    PROPOSED FORM OF FEDERAL REGISTER NOTICE


     SECURITIES AND EXCHANGE COMMISSION

          (Release No. 35-     )
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     Filings under the Public Utility Holding Company Act of 1935, as amended
     ("Act")

     December   , 2000
              --

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by January __, 2001 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After January __, 2001, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

AMEREN CORPORATION, UNION ELECTRIC COMPANY AND CENTRAL ILLINOIS
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PUBLIC SERVICE COMPANY (70-[    ])
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     Ameren Corporation ("Ameren"), a registered holding company, 1901 Chouteau
Avenue, St. Louis, Missouri 63103, Union Electric Company ("Union Electric"), a subsidiary of Ameren of the same address, and Central Illinois Light Company ("CIPS"), another subsidiary of Ameren, 607 East Adams Street, Springfield, Illinois 62739 have filed an application pursuant to Sections 6(a), 7, 9(a)(1), 10, and 12 of the Act and Rules 43, 44, 45 and 46 thereunder. Ameren owns all of the issued and outstanding common stock of Union Electric and CIPS, each of which is an electric and gas utility company. Together, Union Electric and CIPS provide retail and wholesale electric service to approximately 1.5 million customers and retail natural gas service to approximately 300,000 customers in a 24,500 square-mile area of Missouri and Illinois. Ameren Services Company


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("Ameren Services"), a subsidiary service company of Ameren, currently provides various administrative and management services to Union Electric and CIPS and other companies in the Ameren system.

     Ameren's direct non-utility subsidiaries include Ameren Energy Resources Company ("Ameren Resources"), an intermediate subsidiary that holds the securities of other exempt and authorized non-utility companies of Ameren. Ameren Resources indirectly owns all of the issued and outstanding common stock of Ameren Energy Generating Company ("Ameren GenCo"), an "exempt wholesale generator" ("EWG"). Ameren GenCo was formed to acquire all of the generating assets of CIPS, which occurred in May 2000, and, in addition, is the vehicle through which Ameren intends to construct approximately 3000 MW of new gas-fired generation in the Midwest. Ameren Resources also holds all of the common stock of Ameren Fuels, which was formed to engage in fuels-related businesses that are permitted by Rule 58, specifically, (i) marketing of energy commodities, including coal and natural gas, and (ii) ownership and operation of fuel procurement, transportation, handling and storage facilities.

     It is stated that Union Electric owns and operates certain utility assets and provides electric service and natural gas service in both Missouri and Illinois. Union Electric is proposing to transfer to CIPS, and CIPS is proposing to acquire from Union Electric, the electric transmission and distribution assets and gas distribution facilities in Illinois that are currently owned by Union Electric. Upon the transfer of those facilities, CIPS will assume responsibility for serving electric and gas customers in Illinois that are currently served by Union Electric, and Union Electric will no longer provide regulated utility services in Illinois.

     The asset transfer is to be accomplished in the following manner. Union Electric will transfer directly to CIPS assets with a value of approximately one-half of the total value of the assets to be transferred. In return, CIPS will issue a promissory note to Union Electric equal to the value of the assets that are transferred in this manner. Union Electric also will declare an "in kind" dividend of assets to Ameren with a value equal to the remaining balance (approximately 50%) of the total value of the assets being transferred. Ameren will then contribute to CIPS the assets that it receives from Union Electric.

     In conjunction with the proposed asset transfer, Union Electric is requesting authorization to transfer specified electric transmission and distribution assets and gas distribution assets directly to CIPS and to hold in return the promissory note to be issued by CIPS. Union Electric is also seeking authorization to make an in-kind dividend of specified assets to Ameren. Ameren is seeking authorization to contribute to CIPS the assets that it acquires from Union Electric. Finally, CIPS is seeking authorization to acquire the assets being transferred by Union Electric, directly or indirectly, and to issue a promissory note for an amount equal to approximately one-half of the total value of the assets that it will acquire.

     Ameren states that the asset transfer will simplify regulation of Union Electric by eliminating regulatory jurisdiction of the Illinois Commerce Commission over its activities. By transferring responsibility for serving


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certain retail electric service customers in Illinois from Union Electric to
CIPS, the asset transfer also will enable Union Electric to meet its obligations to provide electric service in the next few years without acquiring additional generation facilities. The asset transfer is also subject to regulatory action by the Illinois Commerce Commission, the Missouri Public Service Commission, the Federal Energy Regulatory Commission, and the Federal Communications Commission.


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